UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

(Under the Securities Exchange Act of 1934)
(Amendment No.)*

Samsonite Corporation
------------------------------------------------------
(Name of Issuer)

COMMON STOCK
--------------------------------------
(Title of Class of Securities)

79604V105
-----------------------
(Cusip Number)

December 31, 2006
______________________________________
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

[X]  Rule 13d-1  (b)
[ ]  Rule 13d-1  (c)
[ ]  Rule 13d-1  (d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes.)

[Continued on the following page(s)]















CUSIP No. 79604V105   	2 of 10 Pages
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1.	Name of reporting person
 	S.S. or I.R.S. identification no. of above person

	Babson Capital Management LLC
	51-0504477
---------------------------------------------------------

2.	Check the appropriate box if a member of a group
	(a)(   )
	(b)( X )
----------------------------------------------------------------
3.	SEC use only

----------------------------------------------------------------
4.	Citizenship or place of organization

       Delaware
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Number of shares beneficially owned by each reporting person with

5.  Sole Voting Power


     19,734,453
___________________

6.  Shared Voting Power

          -0-

  __________________________

7.  Sole Dispositive Power

      19,734,453
___________________

8.	Shared Dispositive Power

      -0-

 ---------------------------------------------------------------
9.	Aggregate amount beneficially owned by each reporting person

       19,734,453 (1)
       -------------------

CUSIP No. 79604V105    	3 of 10 Pages
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10. Check if the aggregate amount in row (9) excludes certain shares*

--------------------------------------------------------


11. Percent of class represented by amount in row 9.

         8.69% (2)
     ---------------


12.	Type of Reporting person

          IA
--------------------------------



(1) 	As of December 31, 2006, Babson Capital Management LLC
       (Babson Capital) in its capacity as investment adviser was the beneficial owner of 19,734,453 shares of common stock of Samsonite Corporation (Samsonite)held by certain advisory accounts. However, as of January 10, 2007, on account of the receipt of Samsonite shares from the conversion of preferred stock, Babson Capital, in its advisory capacity, may be now deemed the beneficial owner of 44,687,813 common shares of Samsonite held by certain advisory accounts.


  (2) Based on 227,175,000 shares of common stock outstanding as of December 13, 2006 reported by Samsonite in its quarterly
      Form 10Q for the period ended October 31, 2006. However, as a result of the conversion noted in (1) above, the percentage of class as of January 10, 2007 was 6.02% or 44,687,813 shares of common stock out of 742,000,000 outstanding shares.

















CUSIP No.  79604V105    	4 of 10 Pages
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ITEM 1(A):  NAME OF ISSUER:

Samsonite Corporation Common

1(B):  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

11200 EAST 45TH AVENUE
DENVER, CO  80239


ITEM 2(A):  NAME OF PERSON FILING:

Babson Capital Management LLC (Babson Capital)


ITEM 2(B):  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

	470 Atlantic Avenue
      Boston, MA   02210-2208


































CUSIP No. 79604V105   	5 of 10 Pages
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ITEM 2(C):  CITIZENSHIP:

See Item 4 of Cover Page

ITEM 2(D):  TITLE OF CLASS OF SECURITIES:

See Cover Page

ITEM 2(E):  CUSIP NUMBER:

See Cover Page

ITEM 3:  TYPE OF REPORTING PERSON:

If this statement is filed pursuant to Sections 240.13d-1 (b) or 240.13d-2 (b) or (c), check whether the filing person is a:

(e) [x]  An investment adviser in accordance with
         Section 240.13d-1 (b) (1) (ii) (E)

ITEM 4:  OWNERSHIP:

(a)AMOUNT BENEFICIALLY OWNED: Babson Capital, in its capacity as investment adviser, may be deemed the beneficial owner of 19,734,453 shares of common stock of the Issuer (as of December 31, 2006).

ITEM 5:  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

N/A

ITEM 6:  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7: IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

N/A

ITEM 8:  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9:  NOTICE OF DISSOLUTION OF GROUP:

N/A






CUSIP No. 79604V105     	6 of 10 Pages
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ITEM 10:

BABSON CAPITAL MANAGEMENT LLC CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

      				Babson Capital Management LLC



					/s/ Jan F. Jumet

       				Jan F. Jumet
                              Managing Director and
                              Chief Compliance Officer




After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


				January 26, 2007
		      	-------------------
                    		 Date

				Babson Capital Management LLC





                                /s/ Jan F. Jumet
				-------------------------------
					Jan F. Jumet
					Managing Director
					and Chief Compliance Officer








CUSIP No. 79604V105   	7 of 10 Pages
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January 26, 2007


Securities and Exchange Commission
Operations Center
Attn:  Stop 0-7
6432 General Green Way
Alexandria, VA 22312-2413

Re:	Schedule 13G On Behalf Of Samsonite Corporation
      For The Year Ending December 31, 2006

Dear Sir or Madam:

Babson Capital Management LLC (Babson Capital) is filing today an initial Schedule 13G through the EDGAR system as required by
Section 240.13d-1(b) to reflect beneficial ownership of greater than 5% of the outstanding stock of the above-mentioned issuer.

A copy of the Schedule 13G is being sent to the issuer as required by Rule 13d-7.

Comments or questions concerning the above may be directed to the undersigned at 617-761-6599.

Sincerely,




// Jan F. Jumet //
   JAN F. JUMET
   Managing Director
   and Chief Compliance Officer